Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders:
UAG UK Holdings Limited:
We consent to the use of our report dated March 10, 2009, except as to note 1, which is as of January 21, 2010, with respect to the consolidated balance sheets of UAG UK Holdings Limited as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, the related financial statement schedule and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the retrospective adjustment for the effects of discontinued operations.
/s/ KPMG Audit Plc
Birmingham, United Kingdom
January 21, 2010